Exhibit 1

For Immediate Release

Pointer Telocation Reports Q1 2013 Financial Results

•	Revenues of $22.1 million
•	Adjusted EBITDA - $2.8 million in Q1 2013
•	Non-GAAP net income of $1.8 million in Q1 2013

Rosh HaAyin, Israel May 13th, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the first quarter of 2013.

Financial Highlights

Revenues: Pointer's revenues for the first quarter of 2013 increased 2% to $22.1 million as compared to $21.6 million in the first quarter of 2012.
International activities for the first quarter of 2013 were 27% of total revenues same as in the comparable period of 2012.

Revenues from products in the first quarter of 2013 decreased 5% to $7.4 million (34% of revenues) compared to $7.8 million (36% of revenues) in the same period in 2012.

Pointer’s revenues from services in the first quarter of 2013 increased 7% to $14.7 million (66% of revenues) compared to $13.8 million (64% of revenues), in the comparable period of 2012.

Gross Profit: In the first quarter of 2013, gross profit was $7.2 million (33% of revenues) compared to $7.5 million (35% of revenues) in the first quarter of 2012.
Operating Income: Operating income increased 7% to $1.5 million in the first quarter of 2013 compared to $1.4 million in the first quarter of 2012.

Net Income: Pointer recorded net income of $0.8 million or $0.14 per share in the first quarter of 2013 compared to $0.2 million, or $0.03 per share, in the first quarter of 2012.

Non GAAP net income: Pointer recorded non-GAAP net income of $1.8 million in the first quarter of 2013, increase of 20% as compared to non-GAAP net income of $1.5 million in the first quarter of 2012.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the first quarter of 2013 was $2.8 million same as in the first quarter of 2012.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “We have continued to improve our performance with emphasis on profitability, which has improved while maintaining stability in our top line. We continue to face tough economic conditions worldwide, mainly in Europe. As a result, we have experienced recent prices and margins erosion as reflected in our gross margin performance although the overall company performance continues to improve. We are working intensively toward additional product releases later this year, both in technology and in services, which should enable us to maintain our market position and continue improving. While we are currently focusing our marketing efforts in Latin America on both the services and technology sides of our business, we keep exploring for growth opportunities in additional markets.”

Conference Call Information:

Pointer Telocation's management will host today, Monday, May 13th, 2013 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 16:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-800-896-9108, From Israel: 03-918-0688

A replay will be available from May 14th, 2013 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance.

We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2013	December 31, 2012
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,330	$3,685
Restricted cash	103	108
Trade receivables	18,548	16,215
Other accounts receivable and prepaid expenses	2,477	2,069
Inventories	4,144	3,982

Total current assets	27,602	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	552	582
Severance pay fund	9,458	9,034
Property and equipment, net	10,093	10,364
Investment and long term loans to affiliate	921	814
Other intangible assets, net	1,887	2,242
Goodwill	48,231	47,190

Total long-term assets	71,142	70,226

Total assets	$98,744	$96,285

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2013	2012
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,622	$11,129
Trade payables	11,338	11,248
Deferred revenues and customer advances	9,605	6,954
Other accounts payable and accrued expenses	6,291	7,251

Total current liabilities	36,856	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks	9,003	9,339
Long-term loans from shareholders and others	927	925
Deferred tax and other long-term liabilities	4,008	3,765
Accrued severance pay	10,739	10,328

	24,677	24,357
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	3,871	3,871
Additional paid-in capital	120,655	120,290
Accumulated other comprehensive income	1,514	1,127
Accumulated deficit	(94,733)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	31,307	29,748

Non-controlling interest	5,904	5,598

Total equity	37,211	35,346

Total liabilities and equity	$98,744	$96,285

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited

Revenues:
Products	$7,422	$7,825	$30,402
Services	14,723	13,783	54,430

Total revenues	22,145	21,608	84,832

Cost of revenues:
Products	4,381	4,625	17,988
Services	10,560	9,427	38,573
Amortization and impairment of intangible assets	-	60	181

Total cost of revenues	14,941	14,112	56,742

Gross profit	7,204	7,496	28,090

Operating expenses:
Research and development	670	716	2,716
Selling and marketing	2,325	2,259	9,067
General and administrative	2,283	2,588	9,232
Amortization of intangible assets	381	504	1,987

Total operating expenses	5,659	6,067	23,002

Operating income	1,545	1,429	5,088
Financial expenses, net	338	465	1,628
Other income (expenses), net	6	(7)	(5)

Income before taxes on income	1,213	957	3,455
Taxes on income	164	289	861

Income after taxes on income	1,049	668	2,594
Equity in gains (losses) of affiliate	112	(48)	38

Income from continuing operations	1,161	620	2,632

Loss from discontinued operations, net	-	182	995

Net income	$1,161	$438	$1,637

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$695	$655	$299
Realized losses (gains) on derivatives designated as cash flow hedges	(24)	(79)	224
Unrealized losses on derivatives designated as cash flow hedges	-	263	14

Total comprehensive income	1,832	1,277	2,174

Profit from continuing operations attributable to:
Equity holders of the parent	807	301	1,833
Non-controlling interests	354	319	799

	1,161	620	2,632

Loss from discontinued operations attributable to:
Equity holders of the parent	-	138	630
Non-controlling interests	-	44	365

	-	$182	$995

Total comprehensive income attributable to:
Equity holders of the parent	$1,194	$746	$1,493
Non-controlling interests	638	531	681

	$1,832	$1,277	$2,174

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.14	$0.03	$0.23

Diluted net earnings per share	$0.14	$0.03	$0.23

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited

Cash flows from operating activities:

Net income	$1,161	$438	$1,637
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,083	1,350	5,546
Accrued interest and exchange rate changes of debenture and long-term loans	(24)	14	118
Accrued severance pay, net	(40)	(37)	91
Gain from sale of property and equipment, net	(68)	(38)	(271)
Equity in losses (gains) of affiliate	(112)	48	(38)
Amortization of stock-based compensation	33	101	265
Decrease in restricted cash	5	2	15
Increase in trade receivables, net	(2,013)	(3,038)	(1,572)
Decrease (increase) in other accounts receivable and prepaid expenses	(393)	(259)	46
Decrease (increase) in inventories	(53)	802	395
Write-off of inventories	18	-	337
Deferred income taxes	161	-	847
Decrease in long-term accounts receivable	23	156	234
Increase (decrease) in trade payables	(178)	165	965
Increase (decrease) in other accounts payable and accrued expenses	1,416	1,832	(274)

Net cash provided by operating activities	1,019	1,536	8,341

Cash flows from investing activities:

Purchase of property and equipment	(1,027)	(1,307)	(4,033)
Proceeds from sale of property and equipment	670	432	1,733
Investment and loans/Repayments in affiliate	32	(729)	(669)
Acquisition of subsidiary (a)	-	(251)	(251)
Purchase of business activity (b)	-	(3,125)	(3,125)

Net cash used in investing activities	(325)	(4,980)	(6,345)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
	Unaudited

Cash flows from financing activities:

Repayment of long-term loans from banks	(3,175)	(2,607)	(12,253)
Repayment of long-term loans from others	(3)	-	-
Receipt of long-term loans from banks	1,348	3,181	11,670
Dividend paid to the non-controlling interest	-	-	(1,215)
Proceeds from issuance of shares and exercise of warrants	-	5	1,945
Short-term bank credit, net	(376)	2,130	(345)

Net cash provided by (used in) financing activities	(2,206)	2,709	(198)

Effect of exchange rate changes on cash and cash equivalents	157	31	419

Decrease in cash and cash equivalents	(1,355)	(704)	2,217
Cash and cash equivalents at the beginning of the period	3,685	1,468	1,468

Cash and cash equivalents at the end of the period	$2,330	$764	$3,685

		Three months ended March 31,		Year ended December 31,
		2013	2012	2012

(a)	Acquisition of subsidiary:

	Property and equipment	$-	$22	$22
	Technology	-	58	58
	Goodwill	-	304	304
	Minority Interest	-	(133)	(133)

		$-	$251	$251

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,		Year ended December 31,
		2013	2012	2012

(b)	Purchase of activity:

	Working capital	$-	$27	$27
	Property and equipment	-	112	112
	Customer list	-	1,364	1,364
	Goodwill	-	1,669	1,669
	Accrued severance pay, net	-	(23)	(23)
	Minority Interest	-	(24)	(24)
	Employees accruals

		$-	$3,125	$3,125

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Adjusted EBITDA

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
GAAP Net income as reported:	$1,161	$438	$1,637

Financial expenses, net	338	470	1,628
Tax on income	164	289	861
Loss from discontinued operations, net	-	182	995
Stock based compensation expenses	33	101	265
Depreciation, amortization and impairment	1,083	1,338	5,198

	$2,779	$2,818	$10,584

Non GAAP Net income

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012
GAAP Net income as reported:	$1,161	$438	$1,637

amortization and impairment of intangible assets	381	564	2,168
Loss from discontinued operations, net	-	182	995
Stock based compensation expenses	33	101	265
non-cash tax expenses (income) resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	248	218	819

	$1,823	$1,503	$5,884